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                                                                 EXHIBIT b(1)(b)


                               FIRST AMENDMENT TO

                     BYLAWS OF SHORT-TERM INVESTMENTS TRUST
                          (A DELAWARE STATUTORY TRUST)

                            ADOPTED NOVEMBER 6, 2003


     The Bylaws of Short-Term Investments Trust are hereby amended as follows:

     WHEREAS, the Board of Trustees has determined that it is in the best interests of Short-Term Investments Trust that the following amendment be made to the Bylaws of Short-Term Investments Trust;

     NOW THEREFORE BE IT RESOLVED, that Article II, Section 5(a), of the Bylaws of Short-Term Investments Trust is hereby amended to read in its entirety as follows:

               Section 5.  Designation, Powers, and Names of Committees.

               (a) The Board of Trustees shall initially have the following four committees: (1) an Audit Committee; (2) a Governance Committee;
               (3) an Investments Committee; and (4) a Valuation Committee. Each such Committee, except for the Governance Committee, shall consist of two or more of the Trustees of the Trust and the Governance Committee shall consist of one or more of the Trustees of the Trust, and the Board may designate one or more Trustees as alternate members of any Committee, who may replace any absent or disqualified member at any meeting of such Committee; provided, however, that under no circumstances shall a member of the Audit Committee or the Governance Committee be an "interested person," as such term is defined in the 1940 Act, of the Trust. The Board shall designate the powers and duties of each such Committee and may terminate any such Committee by an amendment to these Bylaws.